COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

August 16, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I Columbia Overseas Completion Portfolio (to be named Overseas SMA Completion Portfolio)	Post-Effective Amendment No. 351 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the Staff of the Securities and Exchange Commission (the Staff) on July 26, 2019 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia Overseas Completion Portfolio, which has since changed its name to Overseas SMA Completion Portfolio (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please provide completed fees and expenses table and responses five days prior to effectiveness.

Response:	Please see Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 2:	Please confirm that the management agreement and subadvisory agreement reflect 0.00% for management fees and explain whether the fee structure requires the Fund to comply with all the provisions of Section 15 of the Investment Company Act of 1940, such as shareholder voting on an increase in advisory or subadvisory fees.

Response:	We confirm that the management agreement fee is 0.00%, and there is no subadvisory agreement. The Fund will comply with Section 15 requirements, including shareholder voting on an increase in advisory fees.

Comment 3:	Please confirm that all fund investors will pay the same internal advisory fee for investing in the Fund. In other words, is the variation in the separately managed account (SMA) program fee based on factors other than fund advisory or subadvisory services? If not, please supplementally explain.

Response:	The fees and expenses that all investors in the Fund will pay are the same; they are described in Exhibit A to this letter. SMA clients, and the intermediary firms they work with, enter into contractual relationships with Columbia Threadneedle in a variety of ways and at various fee schedules. Columbia Threadneedle SMA fees adhere to the fee terms and maximum fees disclosed on the Form ADV.

Comment 4:	With respect to footnote (a) to the Annual Fund Operating Expenses table, please clarify whether SMA participants pay a wrap fee (or similar) that covers these investment advisory and administrative services.

Response:	The footnote will be revised as follows:

(a) The Investment Manager of the Fund does not charge a management fee to the Fund. However, the Fund is an integral part of broader SMA Programs and SMA clients pay a fee directly, or indirectly through Program Sponsors, to the Investment Manager for providing investment management services to the

Program Sponsor or the SMA, including on assets that may be invested in the Fund. The Investment Manager or its affiliates will be compensated directly or indirectly by Program Sponsors or SMAs for providing investment management services to the SMA.

Comment 5:	Please include a footnote to the Fees and Expenses of the Fund - Example explaining that fees are paid at the SMA level that covers management fees.

Response:	We will add the following language below the Example table:

SMA clients pay a fee directly, or indirectly through Program Sponsors, to the Investment Manager for providing investment management services to the Program Sponsor or the SMA, including on assets that may be invested in the Fund. Such fees are not reflected in the Example.

Comment 6:	How is the board of trustees (Board) being compensated and by whom? Please explain whether the method of compensating the Board may result in a potential conflict of interest, and/or affect the independence of the Fund’s independent trustees.

Response:	The Fund’s trustees are compensated by the Fund out of Fund assets (and not paid by the Investment Manager) and estimated trustees’ fees are reflected in the Fund’s fee table in “Other Expenses.” The Fund believes that the payment of the Fund’s trustees by the Fund is a nearly universal industry practice, and the registrant does not believe that it results in a potential conflict of interest or has any effect on the independence of the Fund’s trustees. Separately, the Investment Manager has contractually agreed to reimburse the Fund for all of its expenses other than transaction costs and certain other investment related expenses, interest, taxes, and infrequent and/or unusual expenses. The Fund does not believe the reimbursement of the Fund’s expenses, including trustees’ fees, results in any potential conflict of interest or has any effect on the independence of the Fund’s trustees.

Comment 7:	In the Summary of the Fund – Principal Investment Strategies with respect to the second sentence, please clarify that foreign companies are “economically tied” to countries outside the United States. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). In addition, the disclosure should specify the criteria the Fund uses to determine that a foreign company is economically tied to a country other than the United States.

Response:	We have revised the strategies as follows:

Under normal circumstances, the Fund invests at least 80% of total assets (including the amount of any borrowings for investment purposes) in equity securities of foreign companies that have market capitalizations of more than $1 billion at the time of purchase that the Investment Manager believes are undervalued. Foreign companies are those economically tied to a non-U.S. country, which includes investment in foreign currencies, and securities and instruments of issuers organized or located outside the U.S., issuers that primarily trade in a market located outside the U.S., or issuers doing a substantial amount of business outside the U.S., which the Fund considers to be issuers that derive at least 50% of their revenue or profits from business outside the U.S. or have at least 50% of their sales or assets outside the U.S. The Fund typically invests in foreign companies in at least three countries, other than the United States, at any one time and may invest in emerging markets. The Fund may invest directly in foreign securities, including common and preferred stocks, or indirectly through depositary receipts. Depositary receipts are receipts issued by a bank or trust company reflecting ownership of underlying securities issued by foreign companies. The Fund may from time to time emphasize one or more sectors in selecting its investments, including the financial services sector.

Comment 8:	In the Summary of the Fund – Principal Investment Strategies, please include a discussion of how securities are selected, how the adviser determines when to buy and sell, etc. Also, based on risk disclosure, it seems the Fund has geographic focus in Asia and Europe, so please add this disclosure in the principal investment strategies. More detail can be contained in Item 9, but this item is too cursory.

Response:	The Principal Investment Strategies will be amended to add: “From time to time, the Fund may focus its investments in certain countries or geographic areas, including Asia Pacific and Europe.” Additionally, there is disclosure in the first paragraph of the strategies that the portfolio managers invest in securities that they believe are undervalued.

Comment 9:	Please order the Fund’s Principal Risks to prioritize the risks most likely to adversely affect the Fund. Please see IM Guidance 2014-08 (Risk Guidance). For example, foreign securities, market, issuer and value risks seem to be among the most significant. Please move them up.

Response:	We have identified at the very beginning of the Fund’s Principal Risks discussion, what the Fund views as its main principal risks, which is consistent with the Risk Guidance and consistent with remarks made (in-person) by Mr. Brent Fields at the ICI’s SEC Rules Committee Meeting of June 26, 2019, which I attended in-person in Washington, D.C.

Comment 10:	Please add any risks specific to Brexit to the Fund’s Principal Risks.

Response:	The Principal Risks will be updated to include Geographic Focus Risk – Europe, which includes a discussion about risks specific to Brexit.

Comment 11:	To a certain extent, the risks contained in More Information about the Fund – Principal Risks are identical to those in the Summary of the Fund. Please revise in accordance with Item 9 and IM Guidance 2014-08.

Response:	We have re-evaluated in earnest the Columbia Funds’ approach to Principal Risks disclosures in fund prospectuses in connection with the Staff’s Risk Guidance and have determined to list each Fund’s main risks in the introduction to the Principal Risks section.

Comment 12:	Please inform us as to whether the fees and expenses and other charges that the investment adviser does not pay or reimburse are greater than 0.01%. If so, such amounts should be reflected in the Annual Fund Operating Expenses table as “Other expenses.”

Response:	We confirm that Other expenses is greater than 0.01%; however, Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, and infrequent and/or unusual expenses) through December 31, 2022, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.00%. The completed table is included in Exhibit A below.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 13:	In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to political subdivisions in concentration policy D1, the following disclosure was included in other filings with FN *: “Investments in private activity bonds that are backed only by the assets and revenues of a non-governmental issuer are subject to a Fund’s industry concentration policy.” The Staff does not believe that the response previously provided addresses our concern in situations where the private activity security is guaranteed by the state or political subdivision, but the payment of principal and interest are principally the responsibility of the non-governmental entity. The Staff previously provided a comment that “only” should be changed to “principally” in this sentence, for the concentration policy to be acceptable. Otherwise, the statement of additional information should state that the fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response:	We are now better understanding the Staff’s position in this regard and, as such, are re-evaluating the Staff’s position (and the Fund’s position in that regard); however, the need to conduct the appropriate due diligence on our end will necessitate that we address the Staff’s comment in a subsequent filing.

Comment 14:	In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to concentration policy D5, please change “The Fund will consider the concentration policy of any underlying funds” to ”The Fund will consider the investments of any underlying funds...”. This explanation should apply to all funds. In the Staff’s view, the fund needs to consider the investment of underlying funds for concentration purposes to the extent it has sufficient information after due inquiry.

Response:	While the Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy, we are in the process of re-evaluating the Staff’s position (and the Fund’s position in that regard). For the present, while we re-evaluate the Staff’s position in this regard, to the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

Comment 15:	In the footnote “*” associated to the concentration category in the Fundamental Policies section, please delete “To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests” and revise to state the Fund “will consider the portfolio positions of underlying funds in which it invests.” The Staff notes the prior response but reiterates the comment as the fund is still not considering the investments of the underlying funds.

Response:	Please see response to Comment 14.

Comment 16:	In Non-Fundamental Policies - Additional Information about Concentration with respect to the disclosure about the Adaptive Retirement and the Multi-Manager Funds, these funds relate to D7 and D1. This should be revised. A fund may not indirectly concentrate in a particular industry or group of industries through investments in underlying funds. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. The Staff reiterates its position that a fund must consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:	Please see response to Comment 14.

Part C Comment:

Comment 17:	A new legal opinion letter and consent is needed for this new series.

Response:	An opinion of Fund counsel will be included in the definitive filing. Although PricewaterhouseCoopers LLP is listed as the Fund’s independent registered public accounting firm in the SAI, the Fund is new and has not commenced investment operations, and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I

Exhibit A

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None

Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees(a)	0.00%

Distribution and/or service (12b-1) fees	0.00%

Other expenses(b)	6.80%

Total annual Fund operating expenses	6.80%

Less: Fee waivers and/or expense reimbursements(c)	-6.80%

Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.00%

(a)

The Investment Manager of the Fund does not charge a management fee to the Fund. However, the Fund is an integral part of broader SMA Programs and SMA clients pay a fee directly, or indirectly through Program Sponsors, to the Investment Manager for providing investment management services to the Program Sponsor or the SMA, including on assets that may be invested in the Fund. The Investment Manager or its affiliates will be compensated directly or indirectly by Program Sponsors or SMAs for providing investment management services to the SMA.

(b)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.

(c)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, and infrequent and/or unusual expenses) through December 31, 2022, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.00%.

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